Exhibit 99.47

WonderFi to Offer Customers the World’s Fastest-Growing Stablecoin in Collaboration with Circle

Vancouver, British Columbia--(Newsfile Corp. - October 5, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (the “Company” or “WonderFi”) today announced that, in collaboration with Circle Internet Financial, LLC (“Circle”), a global financial technology firm that provides payments and treasury infrastructure for internet businesses, it will be offering Circle’s USD Coin (USDC) through the WonderFi App to help expand access to the trusted dollar digital currency. Circle’s mission is to raise global economic prosperity through the frictionless exchange of financial value, and it is the principal operator and minter of USDC.

Kevin O’Leary, an investor in both WonderFi and Circle, commented: “Stablecoins like USDC are a key part of the growth of this industry, and it’s great to see industry leaders like Circle and WonderFi striving to provide better access.”

USDC, with over $31.2B USD in circulation and $1.1T transferred on-chain to date, plays an essential role in powering economic activity on the internet. USDC is the world’s fastest-growing and dollar digital currency.

“Working together with Circle to create better access to the world’s fastest-growing dollar digital currency was a natural fit for us,” commented Ben Samaroo, CEO of WonderFi. “There is sustained global demand for USDC as it continues to be regarded as the most trusted and well regulated stablecoin, and it is a great first point of entry for users that are new to crypto and DeFi across the world.”

“The collaboration with WonderFi is an important step in providing more people access to the seamless, secure, and efficient way that USDC helps generate economic activity across a range of use cases in the digital asset economy,” said Jeremy Allaire, Circle’s Co-founder, Chief Executive Officer, and Chairman.

WonderFi also recently announced its intention to use USDC in its treasury management to optimize yield on unused working capital and cash reserves.

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Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT CIRCLE

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the principal operator of USD Coin (USDC), which has become the fastest growing, regulated, fully reserved dollar digital currency. USDC in circulation is greater than $30 billion and has supported over $1 trillion in on-chain transactions. Today, Circle’s transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications that hold the promise of raising global economic prosperity for all through programmable internet commerce. Additionally, Circle operates SeedInvest, one of the largest equity crowdfunding platforms in the U.S., which is a registered broker dealer. Learn more at https://circle.com.

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi’s executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi’s core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the use of USDC within the WonderFi platform.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/98514